Exhibit 99.1

Baozun Announces Second Quarter 2015 Unaudited Financial Results

SHANGHAI, CHINA – August 19, 2015 — Baozun Inc. (NASDAQ: BZUN) (“Baozun” or the “Company”), the leading brand e-commerce solutions provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Financial Highlights

•	Total net revenues were RMB517.6 million (US$83.5 million), an increase of 98.0% year-over-year.

•	Income from operations was RMB4.7 million (US$0.8 million), an increase of 17.9% year-over-year.

•	Non-GAAP income from operations[1] was RMB12.0 million (US$1.9 million), an increase of 121.2% year-over-year.

•	Non-GAAP net income[2] was RMB7.4 million (US$1.2 million), an increase of 25.4% year-over-year.

•	Basic and diluted non-GAAP net income attributable to ordinary shareholders per American Depository Share[3] (“ADS[4]”) were RMB0.28 (US$0.04) and RMB0.24 (US$0.04), respectively, compared with basic and diluted non-GAAP net loss attributable to ordinary shareholders per ADS of RMB1.25 and RMB1.25, respectively, for the same period of 2014.

Second Quarter 2015 Operational Highlights

•	Total Gross Merchandise Volume (“GMV”)[5] was RMB1,215.4 million, an increase of 84.4% year-over-year.

•	Distribution GMV[6] was RMB453.8 million, an increase of 123.0% year-over-year.

•	Non-distribution GMV[7] was RMB761.6 million, an increase of 67.1% year-over-year.

•	Average GMV per GMV brand partner[8] was RMB13.9 million, an increase of 41.9% year-over-year.

•	Maikefeng, the Company’s closeout retail online platform, contributed RMB38.1 million to total GMV, an increase of 591.4% year-over-year.

[1]	Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.
[2]	Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses.
[3]	Basic and diluted non-GAAP net income per American Depository Share are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ADSs used in calculating basic and diluted net income (loss) per ADS, respectively.
[4]	Each ADS represents three Class A ordinary shares.
[5]	GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.
[6]	Distribution GMV refers to the GMV under the distribution business model.
[7]	Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.
[8]	Average GMV per GMV brand partner is calculated by dividing GMV (excluding Maikefeng) by the average number of GMV brand partners as of the beginning and end of the respective periods.

•	Number of brand partners increased 23.8% year-over-year to 99.

•	Number of GMV brand partners increased 26.5% year-over-year to 86.

“We are very pleased to report robust financial and operational growth in our first earnings results following our listing on NASDAQ in May 2015, which was a significant milestone for us,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “In the second quarter, total net revenues increased 98.0% year-over-year as we added new brand partners, solidified our relationship with existing ones and expanded our order fulfillment capabilities. We opened our newest warehouse in Guangzhou Cainiao Logistics Park in July 2015. This will strengthen our logistical presence in southern China and allow us to optimize inventory management and improve efficiency across the entire delivery process. We believe this will reinforce our market leading position and enable us to provide a better overall e-commerce solution.”

Mr. Beck Chen, Chief Financial Officer of Baozun added, “Our strong performance during the second quarter of 2015 was driven primarily by our focus on growing same store sales. Looking ahead, we will continue to optimize our service offerings and enhance operational efficiency in order to support our long-term growth and provide a continuously improving e-commerce solution to our brand partners.”

Second Quarter 2015 Financial Results

Total net revenues were RMB517.6 million (US$83.5 million), an increase of 98.0% from RMB261.3 million in the same quarter of last year.

Product sales revenue was RMB389.1 million (US$62.8 million), an increase of 121.8% from RMB175.4 million in the same quarter of last year. The increase was primarily due to the increased popularity of brand partners’ products and the competitive pricing offered to consumers.

Services revenue was RMB128.4 million (US$20.7 million), an increase of 49.5% from RMB85.9 million in the same quarter of last year. The increase was primarily attributable to (i) growth in sales of apparel products sold by existing brand partners as they expand their online presence, and (ii) the addition of new brand partners primarily in the apparel, cosmetics and auto categories.

Total operating expenses were RMB512.9 million (US$82.7 million), an increase of 99.3% from RMB257.4 million in the same quarter of last year.

•	Cost of products was RMB345.5 million (US$55.7 million), an increase of 125.1% from RMB153.5 million in the same quarter of last year, primarily due to an increase in the volume of products sales.

•	Fulfillment expenses were RMB66.6 million (US$10.7 million), an increase of 110.7% from RMB31.6 million in the same quarter of last year. The increase was primarily due to increases in GMV contribution from distribution and consignment models, and an increase in rental expenses for our warehouses.

•	Sales and marketing expenses were RMB73.5 million (US$11.8 million), an increase of 42.6% from RMB51.5 million in the same quarter of last year. The increase was primarily due to an increase in promotional and marketing expenses associated with the Company’s online stores and promotional activities for Maikefeng as well as increased share-based compensation and sales and marketing staff headcount.

•	Technology and content expenses were RMB13.1 million (US$2.1 million), an increase of 33.8% from RMB9.8 million in the same quarter of last year. The increase was primarily due to increases in headcount of technology-focused staff and share-based compensation expenses.

•	General and administrative expenses were RMB16.9 million (US$2.7 million), an increase of 52.4% from RMB11.1 million in the same quarter of last year. The increase was primarily due to increases in general and administrative staff headcount, rental and utility expenses to support business growth and share-based compensation expenses.

Income from operations was RMB4.7 million (US$0.8 million), an increase of 17.9% from RMB4.0 million in the same quarter of last year.

Non-GAAP income from operations was RMB12.0 million (US$1.9 million), an increase of 121.2% from RMB5.4 million in the same quarter of last year.

Share of loss in equity method investment was RMB5.8 million (US$0.9 million), primarily due to the Company’s investment in Automoney, an automobile performance solution provider.

Net income was RMB51 thousand (US$8 thousand), a decrease from RMB4.4 million in the same quarter of last year. Basic and diluted net income attributable to ordinary shareholders per ADS were RMB0.00, compared with basic and diluted net loss attributable to ordinary shareholders per ADS of RMB1.41, for the same period of 2014.

Non-GAAP net income was RMB7.4 million (US$1.2 million), an increase of 25.4% from RMB5.9 million in the same quarter of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders per ADS were RMB0.28 (US$0.04) and RMB0.24 (US$0.04), respectively, compared with basic and diluted non-GAAP net loss attributable to ordinary shareholders per ADS of RMB1.25 and RMB1.25, respectively, for the same period of 2014.

As of June 30, 2015, the Company had RMB890.8 million (US$143.7 million) of cash and cash equivalents, an increase from RMB206.4 million as of December 31, 2014.

For the quarter ended June 30, 2015, net cash provided by operating activities was RMB26.4 million (US$4.3 million).

Business Outlook

For the third quarter of 2015, the Company expects total net revenues to be between RMB520 million and RMB540 million, representing a year-over-year growth rate of approximately 40% to 45%.

Change in Board of Directors

Mr. Michael Qingyu Zhang, one of the Company’s director, has resigned from the board of directors of the Company for personal reasons, effective August 31, 2015. After Mr. Zhang’s resignation becomes effective, the board of directors of the Company will consist of seven directors including two independent directors.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “We wish to thank Michael for his extraordinary contributions to Baozun’s success over the past five years. Michael has been a trusted partner and team player that has provided invaluable professional experience. We all wish him the best in his future endeavors.”

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 am Eastern Daylight Time on Wednesday, August 19, 2015 (8:00 pm Beijing time on Wednesday, August 19, 2015).

Dial-in numbers for the live conference call are as follows:

International Dial-in	+61-2-8524-5042
U.S. Toll Free	1-855-298-3404
Mainland China Toll Free	4001-200-539
Hong Kong Toll Free	800-905-927
Passcode:	BZUN

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 pm Eastern Time, August 26, 2015.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-9641-7900
U.S. Toll Free	+1-866-846-0868
Passcode:	3382152

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per ADS, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders is net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders per ADS is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of shares and then multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s operating results without considering the impact of share-based compensation expenses. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations and non-GAAP net income/(loss) is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Such factors include but are not limited the growth of the e-commerce market in China, the Company’s ability to retain the brand partners and their demand for third-party products and services, the Company’s relationships with e-commerce channels and the Company’s ability to grow the Maikefeng closeout retail platform. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Baozun Inc.

Baozun is the leading brand e-commerce solutions provider in China that helps brand partners execute their e-commerce strategies. The Company’s integrated capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment. The Company helps brand partners execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	206,391	890,794	143,676
Restricted cash	37,900	35,075	5,657
Accounts receivable, net	229,502	228,550	36,863
Inventories	242,978	293,920	47,406
Advances to suppliers	49,740	40,366	6,511
Deferred tax assets	—	5,720	923
Prepayments and other current assets	37,897	68,046	10,975
Amounts due from related parties	15,149	26,229	4,231

Total current assets	819,557	1,588,700	256,242

Non-current assets
Investments in cost method investees	5,625	13,307	2,146
Investment in equity method investee	—	2,922	471
Property and equipment, net	30,223	41,372	6,673
Intangible assets, net	14,668	15,858	2,558
Other non-current assets	2,441	10,772	1,738

Total non-current assets	52,957	84,231	13,586

Total assets	872,514	1,672,931	269,828

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	US$

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	300,007	345,500	55,726
Note payable	17,000	11,350	1,831
Income tax payable	2,196	4,283	691
Accrued expenses and other current liabilities	66,786	106,871	17,237
Amounts due to related parties	7,469	7,469	1,205

Total current liabilities	393,458	475,473	76,690

Total liabilities	393,458	475,473	76,690

Convertible redeemable preferred shares:	801,285	—	—
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 150,775,312 shares issued and outstanding as of June 30, 2015)	17	93	15
Additional paid-in capital	3,755	1,537,261	235,437
Accumulated deficit	(327,205)	(341,087)	(42,506)
Accumulated other comprehensive income	1,204	1,191	192

Total shareholders’ equity (deficit)	(322,229)	1,197,458	193,138

Total liabilities, convertible redeemable preferred shares and shareholders’ equity	872,514	1,672,931	269,828

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$

Net revenues
Product sales	175,425	389,147	62,765
Services	85,923	128,432	20,715

Total net revenues	261,348	517,579	83,480

Operating expenses (1)
Cost of products	(153,461)	(345,502)	(55,726)
Fulfillment	(31,599)	(66,577)	(10,738)
Sales and marketing	(51,513)	(73,461)	(11,849)
Technology and content	(9,796)	(13,109)	(2,114)
General and administrative	(11,084)	(16,889)	(2,724)
Other operating income, net	83	2,649	427

Total operating expenses	(257,370)	(512,889)	(82,724)

Income from operations	3,978	4,690	756
Other income
Interest income	981	692	112
Exchange gain	8	34	5

Income before income tax and share of loss in equity method investment	4,967	5,416	873
Income tax benefit (expense)	(542)	451	73

Income before share of loss in equity method investment	4,425	5,867	946
Share of loss in equity method investment	—	(5,816)	(938)

Net income	4,425	51	8
Preferred shares redemption value accretion	(18,372)	—	—

Net income (loss) attributable to ordinary shareholders	(13,947)	51	8

Net income (loss) per share:
Basic	(0.47)	0.00	0.0
Diluted	(0.47)	0.00	0.0
Net income (loss) per ADS:
Basic	(1.41)	0.00	0.0
Diluted	(1.41)	0.00	0.0
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	29,983,883	80,280,299	80,280,299
Diluted	29,983,883	93,302,845	93,302,845

Net income	4,425	51	8
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(16)	37	6

Comprehensive income	4,409	88	14

(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$

Fulfillment	56	432	70
Sales and marketing	869	3,206	517
Technology and content	187	1,292	208
General and administrative	340	2,391	386

	1,452	7,321	1,181

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(In thousands, except for share and per ADS data)

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$

Income from operations	3,978	4,690	756
Add: Share-based compensation expenses	1,452	7,321	1,181

Non-GAAP income from operations	5,430	12,011	1,937

Net income	4,425	51	8
Add: Share-based compensation expenses	1,452	7,321	1,181

Non-GAAP Net income	5,877	7,372	1,189

Net income (loss) attributable to ordinary shareholders	(13,947)	51	8
Add: Share-based compensation expenses	1,452	7,321	1,181

Non-GAAP net income (loss) attributable to ordinary shareholders	(12,495)	7,372	1,189

Non-GAAP net income (loss) attributable to ordinary shareholders per ADS:
Basic	(1.25)	0.28	0.04
Diluted	(1.25)	0.24	0.04

Weighted average shares used in calculating net income (loss) per ordinary share
Basic	29,983,883	80,280,299	80,280,299
Diluted	29,983,883	93,302,845	93,302,845